April 25, 2018

Folake Ayoola

Special Counsel

Office of Information Technology and Services

Securities and Exchange Commission

Washington, DC 20549

Re:	IIOT-OXYS, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 30, 2018
File No. 333-222311

Dear Ms. Ayoola:

We are in receipt of your letter dated February 26, 2018, setting forth certain comments to Amendment No. 1 to the Registration Statement filed on January 30, 2018 by IIOT-OXYS, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Prospectus Summary, page 1

1.                   You state that from January 1, 2009 until July 28, 2017, you had no operations and were a shell company. We note that you have nominal operations and, as of nine months ended September 30, 2017, you had no revenues and your asset consists mostly of cash and cash equivalents. Accordingly, you appear to continue to be a shell company as defined in Securities Act Rule 405.

a.	Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings

RESPONSE: We respectfully submit that the Company is not a “shell company” as defined in Rule 405 promulgated under the Securities Act of 1933, as amended. Rule 405 defines a “shell company” as a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has: (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Firstly, in adopting the definition of “shell company” in Release No. 33-8587 of the Securities and Exchange Commission (the “Commission”), the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company. In Release No. 33-8587, the Commission states:

We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We have considered the comment that a quantitative threshold would improve the definition of a shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of “nominal” in the definition of a “shell company” is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.

Folake Ayoola

Special Counsel

As such, the threshold for what is considered “nominal” is, to a large degree, subjective and based upon facts and circumstances of each individual case.

The Company’s operations are more than just “nominal.” As disclosed on (a) pages 20-24 of Amendment No. 2 of the Form S-1 filed concurrently herewith, the Company has designed, built, tested and delivered products to customers, (b) pages 20-24 of the Form S-1, designed, built and tested products that have been installed for potential customers, and is in the process of fulfilling orders including making arrangements to maintain its products. As further described in the Form S-1, the Company has significant operations with respect to hardware design and manufacturing, software development, research and development and product distribution. In addition to the technical know-how required to deliver the Company’s products to its customers, the Company also has the licenses described in the Form S-1, which collectively, are non-nominal assets of the Company.

As the Commission points out in Release No. 33-8587, there are no established quantitative thresholds to determine whether a company’s operations are in-fact “nominal”. Instead, the determination is to be made on a case-by-case basis, with significant regards to a subjective analysis aimed at preventing serious problems from allowing scheming promoters and affiliates to evade the definition of a “shell company” none of which problems are evidenced by the Form S-1. The Company believes that its operations are consistent with those of a start-up company or a development stage company.

Secondly, footnote 172 of Release No. 33-8869 of the Commission provides as follows:

Rule 144(i) does not prohibit the resale of securities under Rule 144 that were not initially issued by a reporting or non-reporting shell company or an issuer that has been at any time previously such a company, even when the issuer is a reporting or nonreporting shell company at the time of sale. Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ‘‘startup company,’’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘‘no or nominal operations.’’

Although the Company was incorporated in October 2003, it had no operations between January 1, 2009 and July 28, 2017 after which date, the Company started a new principal business as disclosed on pages 20-24 of the prospectus. The Company believes it is a “startup company” because following its re-incorporation in 2017, it has pursued its new principal business as described above and in the Form S-1 and has operations and assets consistent with its status as a start-up company.

The Form S-1 and the Company’s financial statements included in the Form S-1 reveal that the Company, in its Form S-1, had and currently has operations consistent with a start-up company and that it is currently generating revenue from its operations. The Form S-1 has been amended to provide that the Company is a “development stage company”. Since the Company is a start-up company, implementing its business plan with a limited operating history, it does not meet the primary condition of having “no or nominal operations.” Accordingly, it does not pass the first test to qualify as a shell company under Rule 144(i) and therefore Rule 144(i) does not apply.

The Company has revised its disclosures with respect to its operations on pages 17-27 of the prospectus to further clarify its business operations.

b.	In addition, your selling shareholders have recently received the shares being offered for resale and these shares appear to represent almost all of your outstanding shares held by non-affiliates. In light of this, it appears that your selling shareholders are underwriters. See SEC Release 33-8869 (2007). Under the Release, Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Accordingly, please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus as applicable. Also include the undertaking required by Item 512(a)(6) of Regulation S-K.

RESPONSE: As noted in the response to question 1a above, we respectfully submit that the Company is not a “shell company” and Rule 144(i) therefore does not apply.

Folake Ayoola

Special Counsel

Risk Factors, page 3

2.                   We note your disclosure on page 15 regarding your ability to continue as a going concern as well as the losses from operations of $332,770 for the nine months ended September 30, 2017 you have incurred. Please revise your disclosure to include related material risks.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, on page 2, added disclosure related to material risks having to do with the Company’s ability to continue as a going concern.

3.                   You state on page 19 that two of your customers are large automotive companies, and the third major customer is a state government, and that, to date, these customers have generated $39,800 of revenue. Please revise to provide material risks related to your dependence on a few major customers or tell us why this information is not material.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, on page 2, added disclosure to provide material risks related to the Company’s dependence on a few major customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

4.                   We refer to your disclosure in the “current operations” section starting on page 19. Please revise your disclosure here or in the business section to describe your plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, on page 24, added disclosure to describe the Company’s plan of operation for the remainder of the fiscal year.

5.                   You state on page 19 that you have customers in the automotive sector as well as the civil infrastructure sector, and, to date, these customers have generated $39,800 of revenue. We note your disclosure here that you have not generated any revenues for the periods reported. Please revise to reconcile your disclosure, or advise. To the extent you have generated revenues, please revise to provide a more robust discussion of your results of operations including the drivers behind the significant changes in individual income and expense line items. Refer to Item 303(a)(3) of Regulation S-K and SEC Interpretive Release 33-8350.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 and added disclosure to reconcile its disclosure with the remainder of the filing and to provide more disclosure of the Company’s results of operations.

Liquidity and Capital Resources, page 15

6.                   Please revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV of Interpretive Release 33-8350 for additional guidance.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, on page 16 added disclosure about the minimum number of months the Company will be able to conduct its planned operations using currently available capital resources.

Folake Ayoola

Special Counsel

Business and Properties

Overview, page 18

7.                   You state on page 21 that you are in the process of licensing patents from MIT, but as of the date of this filing, you have no definitive license agreements. You also state on page 20 that, at the present time, OXYS has negotiated a technology licensing option agreement with MIT, which was executed on May 17, 2017 and on November 27, 2017, OXYS announced that it had exercised an option to license intellectual property from MIT. Please revise to describe the material terms of the license option agreement with MIT and file the agreement as an exhibit to the registration statement. Refer to Item 601(b) of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, on page 27 added disclosure to describe the material terms of the license option agreement with MIT and the agreement has also been filed as an exhibit to the registration statement.

8.                   You state that OXYS has one joint technology development agreement with Sigma Labs Inc., which was executed on June 13, 2017. Please revise to describe the material terms of the agreement and file the agreement as an exhibit to the registration statement. Refer to Item 601(b) of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, on page 22 added disclosure to describe the material terms of the joint technology development agreement with Sigma Labs Inc. and the agreement has also been filed as an exhibit to the registration statement.

Competition, page 21

9.                   You state that there are two principal sources of competition to you, and the first comes from large companies such as IBM, GE, Amazon, Google etc. Please revise to provide the reasonable basis, or provide us with support, for your statement that, “[w]e believe our systems will be more computationally efficient as compared to a cloud-based solution which requires more computational resources.”

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, on page 25 added disclosure to provide reasonable basis for the Company’s statement referenced above.

Employees, page 21

10.               You state that you have no full or part-time employees, and your CEO, who is our sole executive officer, currently devotes 30%-40% of his time to your business. Please revise to disclose the number of hours Mr. DiBiase devotes to your business on a weekly basis. Also expand your risk factor on page 3 to highlight the risk relating to his limited time commitment and any related conflicts of interest. In this regard, we not your disclosure on page 22 that Mr. DiBiase has also served as the Chief Executive Officer, Interim Chief Financial Officer, and director of OXYS since its inception on August 4, 2016, and that since 2016, he has operated as the co-founder and operating member of Cambridge Medspace LLC.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, on page 27 added disclosure to disclose the number of hours Mr. Hanumara devotes to the Company’s business on a weekly basis and, on page, 3, the risk factor disclosure has been expanded to highlight the risk relating to Mr. Hanumara’s limited time commitment and any related conflicts of interest.

11.               You state that under the terms of the OXYS SEA, you acquired 100% of the issued and outstanding voting shares of OXYS in exchange for 34,687,244 shares of your common stock, and your management was changed to persons designated by management of OXYS. (emphasis added). Please tell us the people who are your management. In this regard, we note your disclosure that you have no full or part-time employees and your CEO is your sole executive officer.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which added disclosure to set forth the Company’s management.

Folake Ayoola

Special Counsel

Certain Relationships and Related Transactions, page 23

12.               You state that one of your principal shareholders entered into a consulting agreement with OXYS effective on July 28, 2017 to provide consulting services during the transition. Please revise your disclosure to provide the information required by Item 404 of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, on page 29 added disclosure to provide the information required by Item 404 of Regulation S-K regarding the consulting agreement with OXYS effective on July 28, 2017.

Selling Stockholders, page 26

13.               Please tell us whether or not any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please revise your disclosure to state that such seller is an underwriter or provide an analysis as to why you believe such person is not acting as a statutory underwriter.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, on page 32-33 added disclosure to disclose that Joseph Mattia’s affiliation with a broker-dealer.

Item 15. Recent Sales of Unregistered Securities, page II-2

14.               We refer to all the consulting agreements and the Share Exchange Agreement referenced in this section. Where appropriate, please revise to discuss the material terms of the agreements and file each agreement as an exhibit to the registration statement or tell us why you believe they are not material. Refer to Item 601(b) of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, added disclosure to discuss the material terms of the consulting agreements and the Share Exchange Agreement and all agreements have been filed as exhibits.

15.               Please tell us whether any of the shares in this section are issued to a related party as defined by Item 404 of Regulation S-K. To the extent they are, please revise your disclosure in the “certain relationships and related transactions” section on page 23 to provide the information required by Item 404 of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, on page 29 added disclosure regarding related party transactions required by Item 404 of Regulation S-K.

Index to Financial Statements, page F-1

16.               We note that you have provided financial statements as of September 30, 2017. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements to be included in your filing.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, added the financial statements required in Rule 8-08 of Regulation S-X.

Item 16. Exhibits and Financial Statement Schedules, page II-3

17.               We note that the consent from your independent registered public accounting firm has not been dated. Please ensure that your independent registered public accounting firm properly includes the date issued. We refer you to Item 601(b)(23) of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, added the dated letter from the Company’s independent registered public accounting firm.

Folake Ayoola

Special Counsel

18.               If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for our review.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 of the Form S-1 which, added the legal opinion as an exhibit.

In addition to the above, the following updates or corrections have been made to the prior draft of the registration statement in order to reflect the changes made in the filing of the Annual Report on Form 10-K filed on April 17, 2018 (the “10-K”):

•	The cover page and the rest of the document has been updated to reflect the change in management and the cover page and the rest of the document has been updated to reflect the change of law firm of out outside securities counsel.
•	The last reported sale price of shares of our common stock on the OTC Pink Marketplace has been updated on the cover page of the prospectus.
•	The Prospectus Summary beginning on page 1 has been updated to reflect the disclosure in the 10-K.
•	The common stock outstanding has been updated throughout the document to reflect recent share issuances.
•	Risk factor disclosure on page 7 has been updated to reflect material weaknesses in our internal control over financial reporting.
•	Risk factor disclosure on page 8 has been updated to reflect that the Company has not been subjected to intellectual property litigation.
•	The Forward-Looking Statements disclosure on page 11 has been updated to match what was disclosed in the 10-K.
•	The Market Information disclosure on page 12 has been updated to reflect the high and low bid prices as reported on OTC markets for the quarter ended March 31, 2018.
•	Subsections “Historical Background” and “General Overview” of Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning of page 15 have been revised to match what was disclosed in the 10-K.
•	Subsections “Liquidity and Capital Resources” and “Results of Operations” of Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning of page 16 have been updated to add disclosure for the years ended December 31, 2016 and 2017.
•	Disclosure regarding Changes in and Disagreements with Accountants beginning on page 19 has been updated to include the change to the current auditor which occurred on January 16, 2018.
•	Disclosure regarding Business and Properties beginning on page 19 has been updated to include the business and properties description found in the 10-K filing.
•	Disclosure regarding Management beginning on page 28 has been updated to include the change in management from Giro DiBiase to Nevan Hanumara as disclosed in the 10-K filing.
•	Disclosure regarding Security Ownership of Certain Beneficial Owners and Management beginning on page 30 has been updated to include the increase in outstanding shares and adjusted percentages.
•	Disclosure regarding Selling Stockholders beginning on page 31 has been updated to include the increase in outstanding shares, adjusted percentages, and an increase in beneficial ownership of Alta Investments, LLC by 4,200 shares. The table has also been included to increase shares offered by Giro DiBiase and Nevan Hanumara and to eliminate a duplicated entry for Sergey Gogin.
•	The Index to the Financial Statements beginning on page F-1 has been updated to include the financial statements filed with the 10-K.
•	The Item 15. Recent Sales of Unregistered Securities disclosure beginning on page II-1 has been updated to include recent sales of unregistered securities.
•	The Exhibits Table beginning on page II-3 has been updated to include by reference exhibits previously filed since the filing of the last draft.

We hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc: Nevan Hanumara, CEO